

PRESS RELEASE

SEAT PG: BOARD OF DIRECTORS APPROVES THE GROUP'S CODE OF ETHICS AND THE COMPANY'S CODE OF BEHAVIOR ON INSIDER DEALING

MEETING OF SAVINGS SHAREHOLDERS CALLED

SCHEDULE OF MEETINGS FOR THE CORPORATE EVENTS FOR THE YEAR 2003 APPROVED

Turin, December 11, 2002 – The Board of Directors of **Seat Pagine Gialle S.p.A.** chaired by **Riccardo Perissich** met today and, passed the **Code of Ethics** and the **Code of Behavior** for the Company concerning **insider dealing**. The decision is in line with the strategy of the Telecom Italia Group to reinforce its Rules of Corporate Governance, making them even more effective and in line with international best practices and the new rules required by the market Authority.

The Code of Ethics is the underlying concept for the entire system of Corporate Governance, and as such it plays a vital role in terms of planning, as it represents the body of principles for the ethically oriented conduct of business. This is a document that sets out the objectives and information values of business practices, with reference to the main stakeholders with which the Group companies interact on a daily basis: shareholders, the financial market, customers, the community and personnel.

The Code of Behavior on Insider Dealing has been drawn up in fulfillment of the regulations introduced recently by Borsa Italiana, the Italian Stock Exchange. Starting January 1, 2003, these regulations require listed companies to make periodic disclosures concerning any transactions involving the listed securities of the issuer and its subsidiaries that have been made by parties with access to price-sensitive information.
With respect to the reference regulations drawn up by Borsa Italiana, the document is qualified by the following aspects:

- flexibility in identifying the list of people subject to the disclosure obligation, so that contingent situations involving access to confidential information can be taken into consideration;
- extension of the notification obligation to cover transactions involving listed financial instruments issued by parent companies (as well as subsidiaries);

- significant reduction in the thresholds that are relevant for the purposes of transactions to be reported to the market on a quarterly basis (Euro 35,000 instead of 50,000) or immediately upon completion of the transaction (Euro 80,000 instead of 250,000);
- extension of the obligation for transparency to include the exercise of stock options or option rights, as well as to all transactions involving financial instruments issued by companies in the Olivetti-Telecom Italia Group, also when conducted as part of management relations on individual basis of investment portfolios in which the customer waives the right to give instructions;
- inclusion of blackout periods, i.e. established timeframes in which the persons subject to the provisions of the Code cannot perform transactions.

The Code of Behavior also envisages a particularly strict set of penalties that includes the possible proposal to the Shareholders' Meeting to revoke the appointment of Directors and Statutory Auditors.
In accordance with the mandatory term set by the stock exchange regulations, the Code will go into effect as of January 1, 2003.

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The Board also passed a resolution to convene the **Special Meeting of the holders of savings shares** in Turin on January 27, 28 and 29, 2003 (first, second and third call, respectively) to deliberate on the appointment of the common Representative.

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This is the schedule of meetings set for the Corporate Boards for the year 2003:

Scheduled Meetings of the Corporate Boards for 2003:

   Genuary 29, 2003 Special Meeting of the holders of savings shares: appointment of the common Representative

   February 12, 2003 Board of Directors : examination of the preliminary results of the Seat Pagine Gialle Group at December 31, 2002

   March 24, 2003 Board of Directors: approval of the draft of the annual report and consolidated annual report at December 31, 2002. Exercising the exemption granted by Art. 82, paragraph 2, of Consob resolution No. 11971/99 (with subsequent amendments and riders), instead of issuing the quarterly report for the period October-December 2002, Seat will make the draft of the annual report and the consolidated annual report for the year ended December 31, 2002 available to the public within 90 days following the end of the financial year.

   May 5, 2003 Shareholders' Meeting to approve the annual report

   May 5, 2003 Board of Directors : approval of the first-quarter report (January – March 2003)

July 24, 2003 Board of Directors : examination of the preliminary results of the Seat Pagine Gialle Group for the first six months of 2003

September 3, 2003 Board of Directors : approval of the half-year report (January - June 2003). This document will be made available to the public within seventy-five days following the end of the six-month period. Therefore, as per Art. 82 of Consob resolution No. 11971/99 (and subsequent amendments and riders), the quarterly report for the second quarter of 2003 will not be drawn up.

November 3, 2003 Board of Directors : approval of the third-quarter report (July – September 2003)

The conference call to present financial figures to the Financial Community will be usually held the day after the approval by the Board of Directors.

Any variations in the above dates will be notified promptly.

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